July 15, 2005

Delivered as Correspondence File by EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Rufus Decker, Branch Chief

Mail Stop 0510

Re:	Rentech, Inc.

Form 10-K for Fiscal Year ended September 30, 2004

Form 10-Q for Fiscal Quarters ended December 31, 2004 and March 31, 2005

File No. 0-19260

Ladies and Gentlemen:

I am responding on behalf of Rentech, Inc. to the comments of the staff in your letter of July 5, 2005.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2005

Consolidated Statement of Cash flows, page 7

1.	We revised the operating cash flow provided by the change in accounts payable from $1,575,787 in our originally filed Form 10-Q to $544,614 in the amended Form 10-Q/A due to certain acquisition costs, debt issue costs and offering costs that were non-cash transactions. We re-classified the following amounts to the non-cash investing and financing section shown below the Consolidated Statements of Cash Flows:

Deferred acquisition costs in accounts payable	$598,654

Debt issue costs in accounts payable	$326,846

Deferred offering costs in accounts payable	$105,673

Total adjustment to change in accounts payable	$1,031,173

U.S. Securities and Exchange Commission

July 15, 2005

These amounts were included in the Deposits and Other Assets line item under cash flows from investing activities in our originally filed Form 10-Q. These amounts were re-classified from Deposits and Other Assets to a reduction in the change in accounts payable in the amended Form 10-Q/A, and these amounts are now shown as non-cash investing and financing activity.

2.	We have revised the amended Form 10-Q to label the statement of cash flows as restated and we have included an explanatory note describing the restatement and the nature of the errors. Please refer to our amended Form 10-Q/A as of March 31, 2005, our amended Form 10-Q/A2 as of December 31, 2004 and our amended Form 10-K/A2 as of September 30, 2004. We have re-classified all prior periods to conform to the current period presentation.

3.	We have presented non-cash interest expense and other non-cash expenses as investing cash flows in our prior filings. To conform with SFAS 95, we have made adjustments to the statements of cash flows and we have amended our March 31, 2005 Form 10-Q, our December 31, 2004 Form 10-Q and our September 30, 2004 Form 10-K. With these amendments, we believe our statements of cash flows are presented in accordance with SFAS 95. For the line item, Deposits and Other Assets, we are providing the following detailed information for the past three fiscal years ending September 30th and the three and six months ending December 31st and March 31st for the past two fiscal years, as amended:

Six months ended March 31, 2005
Deposits and other assets (as amended)	$(45,333)

Lease deposits	$(3,460)
Return deposit	$1,127
Benefit deposit	$(43,000)

$(45,333)

Three months ended December 31, 2004
Deposits and other assets (as amended)	$(2,500)

Lease deposits	$(2,500)

U.S. Securities and Exchange Commission

July 15, 2005

Fiscal year ended September 30, 2004
Deposits and other assets (as amended)	$15,657

Lease deposits	$(4,144)
Return of deposits	$19,801

$15,657

Six months ended March 31, 2004
Deposits and other assets (as amended)	$17,962

Lease deposits	$(1,252)
Return of deposits	$19,214

$17,962

Three months ended December 31, 2003
Deposits and other assets (as amended)	$18,197

Lease deposits	$(768)
Return of deposits	$18,965

$18,197

Fiscal year ended September 30, 2003
Deposits and other assets (as amended)	$(46,747)

Lease deposits	$(20,273)
Payment of lease commission	$(26,474)

$(46,474)

Fiscal year ended September 30, 2002
Deposits and other assets (as amended)	$235

Return of lease deposits	$235

4.	Please refer to our response in #3 to see that the Deposit and Other Asset line item, as amended, does not reflect debt issue costs as investing activities. The restated statements of cash flows in our Form 10-K/A2 properly reflect debt issue costs as financing cash flows in accordance with EITF 95-13 for fiscal year 2003 and 2002.

U.S. Securities and Exchange Commission

July 15, 2005

We plan to request an accelerated effective date of our registration statement number 333-125162 as of July 22, 2005. Of course we recognize that all issues you have raised in your comment letter dated July 5, 2005 must be resolved before the effective date.

Thank you for your anticipated cooperation and timely response. We will call you in the next few days to discuss any questions or concerns you may have.

Sincerely,

RENTECH, INC.

By:	/s/ Geoffrey S. Flagg
Geoffrey S. Flagg
Chief Financial Officer